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July 10, 2006

VIA FACSIMILE: (202) 722-9210

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Owen Pinkerton

RE: Schedule 14A filed on June 29, 2006 (File No. 0-13111)

Ladies and Gentlemen:

With respect to the above-referenced Schedule 14A of Analytical Surveys, Inc. (the “Company”), it is hereby confirmed that

•                    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/s/ Barry Golko

Barry Golko
Chief Accounting Officer

Corporate Offices

9725 Datapoint Drive, Suite 300B

San Antonio, Texas 78229

210-657-1500 Phone • 210-599-3162 Fax

www.anlt.com

DINUR & ASSOCIATES, P.C. ATTORNEYS AND COUNSELORS	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

July 10, 2006

VIA TELEFAX: (202) 772-9210

U. S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attention: Elaine Wolff and Owen Pinkerton

RE:	Analytical Surveys, Inc. (the “Company”) - Schedule 14A, filed June 29, 2006; File No. 0-13111; Your letter dated July 7, 2006

Dear Ms. Wolff and Mr. Pinkerton:

In response to the question set forth in the last sentence of paragraph denoted as 1. in your letter, and based on our telephone conference on July 7, 2006, the basis for determining that the Company is eligible to register the transaction on a shelf basis under Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Act”), is as stated below.

A.     Eligibility on the Basis of the Form of the Transaction.

As described in the Proxy Statement, the Company will file a registration statement for a so-called ‘shelf registration’ of certain shares of common stock for resale by individual investors who would have acquired such shares by means of converting promissory notes and exercising warrants, which they purchased in a private placement. The Company proposes to file Form S-3 for such registration statement.

The Company is a Colorado corporation, which common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which has been subject to the requirements of Section 12 of the Exchange Act and which has filed in a timely manner all reports required by it to be filed during the twelve month period immediately preceding May 29, 2006. Also, it has not, since September 30, 2005, failed to pay any dividend or defaulted on any indebtedness or long term lease, and has filed with the SEC all electronic filings. Consequently, the Company has satisfied the Registrant Requirements set forth in General Instruction 1.A. for use of Form S-3.

The transaction in question consists of the secondary offering of shares of common stock to be resold by two institutional investors who would have acquired the common stock by means of (a) converting $2 million in promissory notes, (b) electing to take interest with respect to the notes in kind and (c) exercising warrants to purchase shares of common stock. To be sure, the Company common stock is listed and registered on the NASDAQ Capital Market, a national securities exchange. Consequently, the Company has satisfied, with respect to the transaction in question the Transaction Requirements set forth in General Instruction I.B.3. for use of Form S-3.

In light of the foregoing, assuming the Company complies with all other applicable requirements of Regulation C under the Act, the Company will be eligible to register the transaction, on the basis of the form of the transaction, on a shelf basis pursuant to Rule 415(a)(1)(i) on SEC Form S-3.

B.     Eligibility on the Basis of the Substance of the Transaction.

Based on the reference to the relatively large number of shares of common stock to be registered for resale under the proposed Form S-3 compared to the number of shares currently outstanding, and our telephone conference, it would appear that a question has arisen as to whether the substance of the transaction in question qualified it for a shelf registration under Rule 415(a)(1)(i) on Form S-3. Specifically, the question has arisen as to whether the transaction is in reality a primary offering by this Company of over 8 million shares of common stock to the public, with the two institutional investors acting, in essence, as underwriters. If so, the Company would not be eligible to use Form S-3 for such an offering, its public float being less than $75 million. See General Instruction B.1. for use of Form S-3.

In this connection, the relevant facts regarding the transaction in question are set forth in the discussion under Proposal No. 2 in the Preliminary Proxy Statement. In order to discern the substance of the transaction, note the following:

•                  The private placement of the notes and warrants was undertaken in order to purchase the working interest in the Washita County well, which purchase had to close not later than May 31, 2006. This opportunity was presented to the Company in early May 2006, i.e. the Company had three weeks to raise the $1.7 million required for the purchase.

•                  Each Secured Convertible Promissory Note and each of the three warrant instruments contains the “Maximum One Holder Exercise Limitation,” i.e. a provision whereby the holder may not convert the principal (or accrued interest) of the note or exercise the warrants if such conversion or exercise will cause the holder to become a beneficial owner of more than 9.99% of the outstanding shares of the common stock on the date of conversion or exercise. On June 29, 2006, there were 3,779,256 shares of common stock outstanding.

•                  The average typical trading volume of the common stock over the last twelve months was 75,586.

•                  The Common Stock Purchase Warrants provide for an exercise period of five years and do not provide for a mandatory exercise by the holder upon call of the issuer, i.e. there is no assurance that any of the proceeds from the exercise of the Class C, D and E Warrants of approximately $6.8 million would be ultimately received by the Company.

•                  If shareholder approval is not obtained, only 752,072 shares of common stock, constituting less than 20% of the outstanding shares currently outstanding will be registered for resale.

In light of the foregoing, it is submitted that the substance of the transaction, particularly as it compares to a direct public offering by the issuer, should be viewed as follows:

1.               The exigencies of the Company’s participation in the Washita County well were such that it needed to raise not less than $1.7 million in three weeks. It would have been impossible to raise such funds in a direct sale offering using a registration statement on Form S-3 or SB-2 (or S-1). Thus, a private placement with institutional investors under Rule 506 of Regulation D was the only viable alternative. In other words, the Company’s choices were to consummate the Washita County well deal or not to consummate it at all — it did not have a choice of a direct public offering and the only reason it did not make this choice was its ineligibility to use the more streamlined form of registration statement (compared to, say, SB-2) on Form S-3.

2.               Even if one ignores the exigencies of the underlying transaction, because of the Maximum One Holder Exercise Limitation, each of the two investors could not, for the foreseeable future, actually acquire and hold for resale shares of common stock in excess of approximately 400,000. This amount exceeds the recent daily trading value of common stock by over 400%. Almost 40% of the total warrants, the Class D Warrants, would be in the money only if the common stock traded over $1.36, which is almost 60% higher than the closing price on July 7, 2006. Thus, it is extremely unlikely that a significant portion of the 8,284,146 shares to be registered for resale would actually be acquired by the two investors through conversion of the notes and exercise of the various warrants and then resold on the open market in the next two years. After the expiration of the two years, the principal of the notes must be repaid by the Company and no conversion is possible and, in general terms, shares of common stock then held by the investors should, under general securities law principles, be considered as having come to rest in their hands and no longer as securities held by them as de facto underwriters. In fact, because the notes mature in two years and the conversion price applicable to the notes is the lowest compared to the various warrants (at

$.9488), the most likely scenario is that in the next two years the investors might convert and attempt to resell most or all of the principal and, possibly, the accrued interest on the notes, but not exercise any of the warrants. The maximum amount of shares of common stock offered for resale to the public under these circumstances would be 2,638,204, or approximately 69.8% of the shares outstanding on June 22, 2006.

3.               Moreover, even if one ignores the exigencies of the underlying transaction, if the Company had actually been intent on raising approximately $8.8 million ($2.0 million from the proceeds of the notes and approximately $6.8 million from the proceeds of the various warrants) from the public, using the Class C, D and E to raise approximately 77% of this amount ($6.8/$8.8 million) would not have accomplished the fundamental purpose of a direct offering, i.e. relative certainty that the securities issued in the offering will yield the intended cash proceeds to the Company within the intended time frame. This is because (a) the intermediaries holding the warrants have agreed on a limitation that prevents unlimited exercise of the warrants (see discussion in paragraph 2 above), thus artificially impeding the free flow of proceeds to the Company and (b) the intermediaries cannot be forced to exercise the warrants at any given time when the Company may need the additional capital and yet they have five long years for the warrants remaining outstanding. These limitations would not ordinarily be present in a direct public offering, where warrants are issued with the explicit purpose of serving as a source of additional capital that can be tapped within a relatively short period of time, say, three years.

4.               To be sure, if approval by the shareholders is not obtained, a relatively insignificant number of shares of common stock will remain registered for resale.

In summary, therefore, the substance of the transaction in question is a typical PIPE (a) which lacks the fundamental feature of a direct public offering — the certainty that the bulk of the money will indeed be received by the issuer if the offering is successful, and (b) where, in practical terms, only a limited number of shares of common stock which is not nearly the number actually registered for resale, may end up being resold to the public within a time horizon during which the PIPE investors may be considered underwriters.

C.     Conclusion.

In light of the foregoing, it is submitted that the basis for determining that the Company is eligible to register the transaction in question on a shelf basis under Rule 415 (a)(1)(i) using Form S-3 is that the transaction qualifies thereunder both as to its form and its substance.

We trust that the foregoing is sufficient for your approval of the Company’s Preliminary Proxy Statement and stand ready to discuss this matter further with you if necessary.

Very truly yours, /s/ Daniel D. Dinur
Daniel D. Dinur

DDD/mtl

cc: Barry Golko